

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 2, 2016

Ms. Judith A. Reinsdorf
General Counsel
Tyco International plc
9 Roszel Road
Princeton, NJ 08540

Re: Tyco International plc
Registration Statement on Form S-4
Filed April 5, 2016
File No. 333-210588

Dear Ms. Reinsdorf:

        We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 95

1.   We note disclosure at page 103 that on December 30, 2015 members of Johnson Controls and Tyco discussed, among other items, synergy assumptions, projected results of operation, the financial profile of the combined company, the amount and terms of the debt financing proposed to be raised by Tyco, and tax matters. Please revise to expand upon and specify the tax matters discussed. We note statements in a joint press release issued by Tyco and Johnson Controls on January 25, 2016, that the proposed transaction is expected to result in $150 million tax savings. Please revise to discuss what consideration the Johnson Controls Board of Directors gave to these tax savings as the Board considered the proposed transaction, ultimately arriving at its recommendation of the proposed merger to Johnson Control shareholders.

Accounting Treatment of the Merger, pages 172 - 173

2.   We note Johnson Controls will be treated as the acquiring entity for accounting purposes. Please expand your disclosure to describe in detail the specific facts and circumstances considered in arriving at this conclusion including:

- The nature of the other transactions contemplated by the merger agreement;
- The composition of the combined company's Board of Directors;
- The percentage of affirmative vote required of the combined Board of Directors of the combined company to propose or transact any significant corporate matter; and
- The possibility of Mr. George Oliver being designated as Chairman and Chief Executive Officer on or before the Second Succession Date.

Certain Tax Consequences of the Merger, page 212

U.S. Federal Income Tax Consequences of the Tyco Share Consideration to Tyco Shareholders, page 216

3.   Please revise to indicate, if true, that the opinion as to the tax consequences are the opinion of counsel, insofar as the company is not itself qualified to render an opinion on the tax consequences. Please advise us whether you will be providing the opinion of counsel as an exhibit to your registration statement under Item 601(b)(8) of Regulation S-K.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11-
Telecommunications

Cc: Alan M. Klein, Esq.
      Simpson Thacher & Bartlett LLP